UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58159/July 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13082

In the Matter of :	
:	
BOROUGH CORP., :	
CANTICLE CORP., :	ORDER MAKING FINDINGS AND
EMERALD ACQUISITION CORP., :	REVOKING REGISTRATIONS
EREBUS CORP., :	BY DEFAULT
FORWARD ACQUISITION CORP., :	
HERCULES ACQUISITION CORP., :	
JUBILEE ACQUISITION CORP., :	
PROTEQUE CORP., and :	
TECNOMATIC INTERNATIONAL CORP. :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Borough Corp., Canticle Corp., Emerald Acquisition Corp., Erebus Corp., Forward Acquisition Corp., Hercules Acquisition Corp., Jubilee Acquisition Corp., Proteque Corp., and Tecnomatic International Corp. (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 25, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for six or more years. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 30, 2008.[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17

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[1] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Borough Corp. (CIK No. 1088783)[2] is a void Delaware corporation located in Washington, D.C., with a class of securities registered pursuant to Exchange Act Section 12(g). Borough Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended March 31, 2002, which reported a net loss of $4,830 since inception in 1999.

Canticle Corp. (CIK No. 1088784) is a void Delaware corporation located in Washington, D.C., with a class of securities registered pursuant to Exchange Act Section 12(g). Canticle Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $4,830 for the period ended September 30, 1999.

Emerald Acquisition Corp. (CIK No. 1100372) is a void Delaware corporation located in Washington, D.C., with a class of securities registered pursuant to Exchange Act Section 12(g). Emerald Acquisition Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its Form 10-SB registration statement on December 3, 1999, which reported a net loss of $1,330 from inception in 1999 to October 31, 1999. On August 20, 1993, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was dismissed on March 31, 1998.

Erebus Corp. (CIK No. 1088814) is a void Delaware corporation located in Washington, D.C., with a class of securities registered pursuant to Exchange Act Section 12(g). Erebus Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its Form 10-KSB for the period ended December 31, 1999, which reported a net loss of $4,830 since inception in 1999.

Forward Acquisition Corp. (CIK No. 1122111) is a void Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Forward Acquisition Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB Amendment for the period ended June 30, 2002.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

Hercules Acquisition Corp. (CIK No. 1122113) is a void Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered pursuant to Exchange Act Section 12(g). Hercules Acquisition Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB Amendment for the period ended June 30, 2002**.**

Jubilee Acquisition Corp. (CIK No. 1107574) is a void Delaware corporation located in Washington, D.C., with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jubilee Acquisition Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB Amendment for the period ended June 30, 2002.

Proteque Corp. (CIK No. 1122109) is a void Delaware corporation located in Vass, North Carolina, with a class of securities registered pursuant to Exchange Act Section 12(g). Proteque Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $231,718 for the prior three months.

Tecnomatic International Corp. (CIK No. 1102340) is a void Delaware corporation located in Washington, D.C., with a class of securities registered pursuant to Exchange Act Section 12(g). Tecnomatic International Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Borough Corp. is REVOKED;

the REGISTRATION of the registered securities of Canticle Corp. is REVOKED;

the REGISTRATION of the registered securities of Emerald Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Erebus Corp. is REVOKED;

the REGISTRATION of the registered securities of Forward Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Hercules Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Jubilee Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Proteque Corp. is REVOKED; and

the REGISTRATION of the registered securities of Tecnomatic International Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge